February 22, 2019

United States

Securities and Exchange Commission

Division of Corporation Finance

Attn: Robert S. Littlepage, Accountant Branch Chief

Washington, D.C. 20549

Re:    Roku, Inc.

Form 10-K for the Fiscal Year Ended December 31, 2017

Filed March 1, 2018

Form 10-Q for the Quarterly Period Ended September 30, 2018

Filed November 9, 2018

File No. 001-38211

Ladies and Gentlemen:

Roku, Inc. (the “Company”) is providing this letter in response to comments (the “Comments”) received from the staff of the U.S. Securities and Exchange Commission’s Division of Corporation Finance (the “Staff”) by letter dated December 26, 2018 with respect to the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2017, filed on March 1, 2018, and the Company’s Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2018, filed on November 9, 2018.

Set forth below are the Company’s responses to the Comments. The numbering of the paragraphs below corresponds to the numbering of the Comments, which for your convenience the Company has incorporated into this response letter.

Form 10-Q for the Quarterly Period Ended September 30, 2018

Notes to Unaudited Condensed Consolidated Financial Statements

12. Revenue, page 17

1.

Your MD&A disclosures on pages 28 and 29 as well as statements made in your earnings releases suggest that quantitative information about revenue by nature of service (such as advertising, licensing, subscription) may be both presented outside of the financial statements and used by investors and analysts to evaluate your financial performance. For example, in the shareholder letter filed as an exhibit to your November 7, 2018 Form 8-K, you indicated that nearly two-thirds of the increase in platform revenue for the three months ended September 30, 2018 was due to “advertising services such as video ads, audience development and brand sponsorship advertising on the Roku user interface.” Please tell us how you considered providing disaggregated revenue disclosures by type of service. Please refer to ASC 606-10-55-89 through 55-91.

The Company respectfully acknowledges the Staff’s Comment and advises the Staff that the objective of its disaggregated revenue disclosure is to provide the most useful information to users of its financial statements based on categories that are meaningful to the Company. The assessment requires judgment, depends on various entity-specific and industry-specific factors and is not subject to a single prescribed factor as the basis for disaggregation.

In determining the appropriate categories to use to disaggregate revenue for purposes of its disclosure, the Company started with the requirements of paragraph 606-10-55-89 of Accounting Standards Codification Topic 606, Revenue from Contracts with Customers (“ASC 606”), which requires an entity to disaggregate revenue from contracts with customers into categories that depict

Roku, Inc. | 150 Winchester Circle | Los Gatos CA 95032 | www.roku.com

U.S. Securities and Exchange Commission

February 22, 2019

how the nature, amount, timing, and uncertainty of revenue and cash flows are affected by economic factors. Further, the extent to which an entity’s revenue is disaggregated for the purposes of this disclosure depends on the facts and circumstances that pertain to the entity’s contracts with customers. While some entities may need to use more than one type of category to meet the objective in paragraph 606-10-50-5 for disaggregating revenue, others may meet the objective by using only one type of category to disaggregate revenue.

Paragraph 606-10-55-90 of ASC 606 provides considerations of what an entity should consider when selecting the type of categories to use to disaggregate revenue including all of the following:

a.	“Disclosures presented outside the financial statements (for example, in earnings releases, annual reports, or investor presentations);

b.	Information regularly reviewed by the chief operating decision maker for evaluating the financial performance of operating segments; and

c.

Other information that is similar to the types of information identified in (a) and (b) and that is used by the entity or users of the entity’s financial statements to evaluate the entity’s financial performance or make resource allocation decisions.”

The Company’s business strategy is to grow gross profit by increasing the number of active accounts and related streaming hours, and growing revenue through the monetization of its streaming platform. The Company believes the latter represents the inherent value of its business model. In applying the disaggregation framework, the Company considered its existing platform reporting segment. The Company looked to paragraph 606-10-55-91 of ASC 606 and considered certain categories that the standard indicates might be appropriate categories for disaggregation consideration including the type of product or service, sales channel, type of customer, and timing of transfer of goods or services. Based on its evaluation, the Company believes it has met the disclosure objective in ASC 606-10-50-5. The Company disaggregates its revenues by segments which it believes enables users of its financial statements to understand how the Company’s revenues impact its financial position and is in line with how the Company manages its business.

Platform Segment

The Company considered revenues which reflect its business model of monetizing users it acquires through hardware sales and other licensing arrangements. Performance obligations, or the units of account underlying these service arrangements (“POB”), are namely content distribution and hosting services, digital advertising including video ads and audience development promotions, branded channel buttons, the transfer of Intellectual Property and other professional services. The Company views the platform segment as a holistic eco-system that reflects the growing acceptance of, and engagement on, its platform.

As noted, the Company’s platform business strategy is to monetize its active accounts by providing services to both content providers and advertisers. The Company believes that providing services that promote content and viewership will drive growth in streaming hours and engagement on its platform. This in turn will allow marketers and brand advertisers to target and deliver relevant ads. With this strategy in mind, the Company considered whether categories for further disaggregation of its platform revenues would provide meaningful categories of disaggregation that depict how the nature, amount, timing and uncertainty of revenues and cash flows are affected by economic factors. Thus, the Company evaluated disaggregating by the two main components of the platform segment namely content distribution (“CD”) and advertising services.

For third party channels, the Company supports three primary CD business models: (1) transaction video on demand (“TVOD”) that includes channels that offer a la carte movie purchases or rentals,

U.S. Securities and Exchange Commission

February 22, 2019

(2) subscription video on demand (“SVOD”) that includes subscriptions to individual video on demand channels and so-called virtual multichannel video programming distribution services, and (3) ad supported video on demand (“AVOD”) that includes channels that do not charge a subscription fee to users. The Company generates revenue from TVOD and SVOD channels from various forms of revenue sharing arrangements while revenue from the distribution of AVOD channels is generated through the sale of advertising within the channel. In addition to the aforementioned revenue sharing and ad revenue, economic consideration used to determine the transaction prices of the Company’s CD arrangements can include the sale of partner branded channel buttons on remote controls, non-monetary consideration received from content partners in the form of advertising inventory, billing and other professional services. CD arrangements have contract terms that often range between twelve to twenty-four months, include stand ready obligations to provide distribution and hosting services and may contain other POB including obligations related to audience development promotion and other promotional services. Transaction prices are allocated to POB’s and revenue is generally recognized over the stand ready distribution or promotional service period and at a point in time as promotional advertising is delivered.

At the same time, the Company sells advertising and promotions to TVOD, SVOD and AVOD content providers as well as to brand advertisers and marketers. Video advertising revenue is generated through agency holding companies and direct relationships with brands and applies data and advanced targeting capabilities to deliver video and display ad impressions to consumers. Banner advertisements purchased to promote platform content is sold to the Company’s content partners to help them build their viewing audience. Contracts for advertising revenues are generally in the form of an insertion order with terms of less than one year. The Company recognizes revenue as the advertising services are delivered and generally on a cost-per-impression basis.

While content distribution and advertising revenue sources appear distinct, there is overlap at the customer and product level within an inter-connected streaming media eco-system. Within this eco-system, the nature, amount and timing of these revenues and cash flows are affected by similar and interdependent economic factors. For example, content partners with CD agreements also spend on advertising to increase their audience. This ultimately increases both the Company’s advertising and content distribution revenues. There are also CD agreements for free ad supported content where the Company sells the partner’s advertising inventory and shares a percentage of that revenue with the partner. In these instances, revenue is recorded as advertising while this value is achieved through content distribution. Further, the Company’s ad inventory supply is often purchased from its AVOD channel providers. To a much lesser extent, the Company monetizes its platform and generates revenue through licensing arrangements with TV OEMS and service operators. While these arrangements generate their own distinct albeit less significant revenue streams, they have the effect of driving active account or audience growth that in turn fuels monetization of content as well as advertising targets.

At the same time, this interdependent eco-system of content providers and advertisers share similar market and economic risks. Content partners need to develop and publish content that will increase viewership, which will drive subscription and advertising revenue. Broader economic downturns can affect consumers discretionary spending and result in reduced subscribers of streaming subscriptions. Advertisers are looking for audiences that match their targeted market or demographic audience. Similarly, the competitive risk from other streaming platforms can harm the growth of the Company’s user base, streaming hours and supply of advertising inventory to sell, which in turn will impact both CD and advertising revenue and platform revenue as a whole. These shared risks portray the interdependencies between content and promotions and the related CD and advertising services.

While the Company has at times shared qualitative disclosure regarding the manner in which advertising services including video ads, audience development and brand sponsorships, in the aggregate, have contributed to the Company’s monetization of its streaming platform, it does not provide or disclose disaggregated revenue amounts below platform revenue within or outside its financial statements.

U.S. Securities and Exchange Commission

February 22, 2019

CODM Considerations and Earnings Releases

In its earnings releases, and its quarterly and annual reports, the Company presents revenue for its platform and player reportable segments. This information that the Company discloses to investors and users of its financial statements is the same that is used by its chief operating decision maker (“CODM”), who is currently the Company’s Chief Executive Officer, for evaluating financial performance and making resource decisions. The Company’s CODM reviews the financial performance of operating segments monthly and compares the results with prior periods at least quarterly while also evaluating forecasted performance of the platform and player operating segments. This same information is further reviewed by the Company’s Board of Directors at their quarterly meetings.

The Company considers the platform segment holistically with each part driving the whole. After consideration of the foregoing, the Company believes that further disaggregation below the reportable platform segment is not warranted at this time. This approach is consistent with how the Company’s management evaluates the performance of the platform segment and makes resource allocation decisions.

As the Company’s business continues to evolve, it will evaluate the manner by which it disaggregates its revenues and will revise its future disclosures as necessary.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 24

2.

As disclosed in your shareholder letter dated November 7, 2018, we note that the Roku Channel has become a material source of ad impressions and monetization on your platform. In future filings, with respect to your average revenue per user and platform revenue growth, please expand your disclosure to address what portion of that growth is a result of the expansion of the Roku Channel. Similarly, address whether your arrangements with advertisers for the Roku Channel significantly differ from your advertising arrangements for the rest of your platform segment, and how that could impact your results of operations and financial condition.

The Company respectfully acknowledges the Staff’s Comment and advises the Staff that its advertising contracts with advertisers are not typically specific to, or differentiated by, channel. Generally, the Company’s advertising contracts are in the form of an insertion order with terms of less than one year and an advertiser does not select which channel to advertise on. Rather, an advertiser identifies a target demographic segment for their insertion order. In fulfilling such insertion orders, the Company then selects and serves ad impressions from available advertising inventory from across its platform. The addition of The Roku Channel has expanded the Company’s available advertising inventory and enhanced its ability to deliver targeted advertising. However, since the Company generally selects the channel on which an ad impression appears based on ones that best fit the customer’s target demographic, the Company does not view ad impressions on a per channel basis to be a metric by which to measure its business. In limited circumstances, in addition to specifying a target demographic, advertisers may also specify a channel on which to advertise or not advertise. In such circumstances, the Company advises the Staff that the financial terms of such insertion orders currently do not differ materially from insertion orders that only specify target demographic segments. This is because the Company does not currently price ad impressions by channel, but rather by target audience. To the extent future insertion orders specifying The Roku Channel as the specific channel on which an insertion order is to be fulfilled contain significantly different financial terms which materially impact the Company’s results of operations and financial condition, the Company at such time will undertake to consider and, if appropriate, disclose such impact.

U.S. Securities and Exchange Commission

February 22, 2019

Please contact me at 669-900-4605 with any questions or further comments regarding the Company’s responses to the Staff’s Comments.

Sincerely,

/s/ Steve Louden

Steve Louden

cc:     Anthony Wood, Roku, Inc.

Stephen Kay, Roku, Inc.

Christy Lillquist, Roku, Inc.

Mark P. Tanoury, Cooley LLP

John T. McKenna, Cooley LLP

Seth J. Gottlieb, Cooley LLP

Alex K. Kassai, Cooley LLP